CFT Securities, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	582,420
Deposit held at clearing broker		250,000
Receivables from clearing organizations		68,378
Prepaid expenses		43,391
Security deposit		14,505
Property and equipment, at cost $ 158,604		
net of accumulated depreciation of $ 153,060		5,544
Total assets	$	964,238

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	70,591
Member's equity		893,647
Total liabilities and member's equity	$	964,238

The Notes to Financial Statements are an integral part of this statement.

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